Exhibit 12.1

Chesapeake Corporation
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio of earnings to fixed charges)

	12/30/07		12/31/06		1/01/06	1/02/05	12/28/03

Earnings:
Pre tax income (loss) from continuing operations
before adjustment for minority interests in
consolidated subsidiaries or income/loss from
equity investees	$(18.7)		$(40.1)		$(310.4)	$12.6	$26.5
Fixed charges	47.6		42.8		36.5	40.5	46.7

	$28.9		$2.7		$(273.9)	$53.1	$73.2

Less capitalized interest	-		-		-	0.4	1.0
Less minority interest	0.2		-		(0.7)	(0.7)	(1.0)

Total Earnings	$28.7		$2.7		$(273.2)	$53.4	$73.2

Fixed Charges:
Interest expensed and capitalized and amortization
of premiums, discounts and capitalized
expenses related to indebtedness	$44.2		$39.6		$33.6	$37.8	$44.3
Estimated interest component of rental expense (1)	3.4		3.2		2.9	2.7	2.4

Total Fixed Charges	$47.6		$42.8		$36.5	$40.5	$46.7

Ratio of earnings to fixed charges	-	(2)	-	(3)	- (4)	1.3	1.6

(1) Represents approximately one-third of rent expense which is deemed to represent the interest component of rental payments.
(2) Earnings, as defined, were inadequate to cover fixed charges by $18.9 million in the fiscal year ended December 30, 2007.
(3) Earnings, as defined, were inadequate to cover fixed charges by $40.1 million in the fiscal year ended December 31, 2006.
(4) Earnings, as defined, were inadequate to cover fixed charges by $309.7 million in the fiscal year ended January 1, 2006.